Neuberger Berman Dividend Advantage Fund Inc.
605 Third Avenue

New York, NY 10158

April 17, 2009

Mr. Houghton Hallock
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Preliminary Proxy Statement filed by Western Investment LLC

Dear Mr. Hallock:

We are writing to bring to the Staff’s attention what the Fund believes to be material misstatements and omissions contained in the preliminary proxy statement filed on April 8, 2009 by Western Investment LLC (“Western”) in connection with the 2009 annual meeting of stockholders of Neuberger Berman Dividend Advantage Fund Inc. (the “Fund”). The Western proxy statement nominates five candidates for election as Class I directors in opposition to the five nominees proposed by the Board of Directors of the Fund (the “Board”). Additionally, the Western proxy materials seek to persuade Fund stockholders to vote against the Fund’s proposals to approve a new investment management agreement and a new sub-advisory agreement. The Fund believes that absent significant corrections to certain statements made in Western’s proxy materials, the materials are misleading to the Fund’s stockholders in violation of Rule 14a-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Certain of these issues and concerns are set forth below.

i.	The Western proxy materials cite materially misleading and inconsistent information regarding the Fund’s performance.

a.     The Western proxy statement contains performance information about the Fund that is inconsistent within the document and raises questions as to what the information actually represents and whether it is accurate. Specifically, on page 5 of the proxy statement, Western states that the Fund has returned a negative 55% return over the past year, yet on page 6 Western states that the Fund has a negative 64% return over the past year. Additionally, on page 5, Western states that the Fund has a negative 5.99% return since its inception but on page 6 it claims that the Fund had a negative 49.17% return since its inception. In addition, it is unclear whether Western is using the Fund’s NAV or market price as the basis for measuring the Fund’s performance and what the specific time period is being measured. Absent further disclosure as to what Western’s performance information represents it is not clear how these differing claims regarding the Fund’s performance can each be true. In addition, Western’s assertion on page 6 that the Fund’s “closing price” is down 75% from the price of its initial issuance omits material information because it fails to disclose that since inception the Fund has made significant distributions to stockholders, including more than $8 in capital gains.

Mr. Houghton Hallock

b.     Western’s use of the S&P 500 Index as the sole comparative benchmark for the Fund’s performance is misleading. The Fund is a non-diversified closed-end management investment company that invests primarily in common stocks that have dividend yields greater than the average dividend yield of the S&P 500 and the common and preferred securities issued by real estate investment trusts (REITs). Accordingly, the S&P 500 Index, alone, is an incomplete and inappropriate benchmark for purposes of analyzing the Fund’s relative performance because it does not provide a meaningful benchmark for the portion of the Fund’s assets invested in REITs. We believe that the returns of the FTSE NAREIT Equity REITs Index must also be included to provide a meaningful comparison of the Fund’s performance against a benchmark.

c.     Western’s proxy materials state: “When compared to its peers, NDD’s NAV discount is abysmal, ranking in the bottom 3% of its peers.” By failing to identify the “peers” referenced in this statement, Western provides no basis for a reader to determine whether this is a fair and accurate comparison. In our opinion, Western must either identify those funds it considers “peers” and provide verifiable data on such funds’ NAV discounts in order to substantiate its claim, or, at the very least, disclose that the “peers” are selected by Western and not by an objective third-party. We note that it is difficult to identify a peer group for the Fund because it has a hybrid investment strategy. For example, Lipper includes the Fund in its real estate category.

ii.	Western’s proxy materials state as follows:

“Neuberger Berman neglected to inform the New York Stock Exchange that a sister fund to NDD has declared a special dividend, resulting in problems for stockholders including the possible failure of stockholders to receive the special dividend.”

Western’s statement mischaracterizes the actual events of more than a year ago, which were the result of a clerical error. Another closed-end fund managed by Neuberger Berman Management LLC (“NB Management”) issued a press release relating to a special distribution, a copy of which was initially inadvertently sent to the American Stock Exchange instead of the New York Stock Exchange (“NYSE”). As a result, the record date and ex-date identified in the press release had to be changed and the new dates were disclosed in a second press release. Western asserts that this miscommunication with the NYSE caused “problems for stockholders including the possible failure of stockholder to receive the special dividend.” This claim is untrue. NB Management took extraordinary steps to ensure that Fund stockholders and third parties were notified of the new dates, including through press releases issued by the Fund, a posting on NB Management’s website, and communications sent to the exchanges and broker dealers. In addition, NB Management paid the special dividend to any stockholder it knew sold the fund’s common stock from the ex-date to the record date that the fund had originally set and announced in its first press release and thus was impacted by the change in dates. Western can not possibly have, and certainly fails to provide, any substantiation of their claim that

Mr. Houghton Hallock

stockholders were harmed or disadvantaged. Therefore, we believe the inclusion of this statement, absent substantiation, to be materially misleading.

iii.

Western’s proxy materials claim that NB Management failed to address the illiquidity of auction market preferred stockholders for eight months and only redeemed half of its outstanding auction preferred shares.

As communicated to stockholders via stockholder reports, web postings and other communications, NB Management and the fund boards began exploring possible actions to provide liquidity to the auction preferred stockholders almost immediately upon the disruption in the market for these securities during the first quarter of 2008. Moreover, in July 2008, a fund managed by NB Management issued a press release announcing that its board had approved a financing arrangement that would enable the fund to partially redeem its auction preferred shares. Like much of the closed-end fund industry, however, it took several months to identify possible solutions, secure financing and complete refinancing transactions. Western’s suggestion that NB Management did not promptly work towards providing preferred stockholders with liquidity is unsubstantiated and untrue. Moreover, Western’s assertion that NB Management was only able to redeem half its auction preferred shares is incorrect. To date the closed-end funds managed by NB Management have redeemed approximately 64% of their auction preferred shares. Additionally, by November 13, 2008, the Fund had redeemed 100% of its outstanding auction preferred shares. We further note that it is closed-end funds managed by NB Management and not NB Management itself that issued and redeemed auction preferred shares. We believe that Western’s statements should be revised to accurately reflect the steps taken by NB Management and the Fund and to state the correct amount of auction preferred shares that the Fund has redeemed.

iv.	Western includes unsubstantiated claims regarding the Fund’s tender offer program and impugns the character of the Board and NB Management.

Western states in its proxy materials that “[w]e believe this conditional tender proposal is only being proposed as an inducement to encourage stockholders to vote to approve the New Agreements….We are also concerned that the Board may change its mind.” These statements imply an intention by the Fund and the Board to mislead the market and Fund stockholders and are not supported by any fact that could reasonably lead Western to conclude that the only purpose of announcing the tender offer and tender offer program was to facilitate the solicitation for the Fund’s proposals at its annual meeting or that the Board would cancel the previously approved and announced tender offer and tender offer programs after securing a favorable vote. The tender offer and tender offer program approved by the Board are the latest in a series of steps taken by the Board and NB Management to address the discount at which the Fund’s common stock has typically traded. There is nothing in the history of the Fund or other funds managed by NB Management that would cause anyone to think that an action announced by the Board would not happen. In fact, the Fund issued a press release on April 16, 2009 identifying the dates for its previously announced tender offer.

Mr. Houghton Hallock

Western’s statements are made without any basis and apparently for the purpose of impugning the reputation and integrity of the Board and NB Management, in clear violation of Rule 14a-9 under the Exchange Act. The instructions to Rule 14a-9 specifically provide that material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper conduct, without factual foundation are misleading. Without any substantiation, Western’s statements, in our opinion, should be removed from the proxy statement.

v.	Western’s proxy materials state as follows:

“In response to a stockholder initiated tender offer for another Neuberger Berman closed-end fund, Neuberger Berman, and members of this Board, reacted by instituting a poison-pill, opting into the Maryland control share statute and filing a lawsuit against the stockholder.  Two years and millions of dollars of stockholder assets later, Neuberger Berman settled with the stockholder and permitted the stockholders of that closed-end fund to tender, which nearly 60% did.”

In this statement, Western appears to intend to mislead stockholders into believing that the board of another Neuberger Berman fund acted wastefully and imprudently in obstructing a tender offer that the majority of fund investors favored. The truth is entirely different. Western omits from this description numerous facts that it could easily have learned from public sources, which are highly material to understanding whether the board of that other fund acted in the best interests of stockholders. The omission of these facts renders specific statements by Western misleading.

•

Western fails to note that the stockholder initiating the tender offer had announced its intention to acquire slightly over 50% of the shares at a significant discount from NAV and, using the voting authority that would have given it, to elect its own affiliate as investment manager at substantially higher fees, despite the affiliate having a significantly worse investment record than the fund’s managers.

•

Defense of this case did not cost “millions of dollars of stockholder assets.” Taking into account such offsets as insurance payments, fee waivers negotiated with service providers, benefits accruing to remaining investors after the fund made a self-tender, and the board’s waiver of its own fees, the actual out-of-pocket expenses to stockholders from defending this matter and a related lawsuit was less than $280,000.

•

By stating that when the board permitted the tender offer to proceed, nearly 60% of stockholders did tender, Western implies that the board’s defense of the fund was hindering a stockholder body anxious to exit the fund. Western fails to disclose that the tender offer to which the stockholders responded favorably was substantially different from the initial offer, which the board opposed.

Mr. Houghton Hallock

Specifically, the board agreed to allow the tender offer to go ahead only when the offeror agreed to tender for all outstanding shares at a price of 99% of NAV. Western also fails to disclose that, at that point, the board actually urged all stockholders to tender.

•

Western fails to disclose that the initial tender offer, which the board opposed, was at a price of $19.89 per share, while the final offer was at $24.49 per share. In other words, the board’s opposition to the initial tender offer enabled any and all stockholders who wished to exit the fund to realize an additional $4.60 per share, far more than the per-share cost of defending the litigation, which was less than $0.07 per share.

Western cannot afford to tell the full story of the above incident in its proxy statement because, when the full story is told, it actually reveals a board highly committed to the interests of stockholders, which was willing to act on that commitment in a very stressful situation.

vi.	Western’s proxy materials state that a federal magistrate judge found that Neuberger Berman had overspent on legal fees by nearly 200%.

It is misleading to say that “a federal magistrate judge found that Neuberger Berman had actually overspent on legal fees by nearly 200%.” The magistrate judge ruled that the other parties to the litigation and their lawyers had to pay the Fund more than $150,000 in legal fees occasioned by their improper conduct in the litigation. In doing so, the magistrate judge was following very specific rules on awarding compensation for attorneys’ fees and the rules of evidence, which led the magistrate judge to determine, on a variety of grounds, that the other party should not be required to reimburse the Fund for certain of its legal fees.

vii.	Western proxy materials inaccurately state that its interests are aligned with the Fund stockholders and that “we remain committed to our investment in the Fund.”

Western states that its and its participants’ interests are aligned with Fund stockholders and that they remain committed to their investment in the Fund but their interests are not that of long-term stockholders. Buried near the end of the proxy statement Western acknowledges that members of its group may “enter into and dispose of additional cash-settled equity swap and similar derivative transactions…that are based on the value of the [Fund’s] Shares, which transactions may be significant in amount.” These potential hedging or other transactions clearly distinguish their investment in the Fund from that of other Fund stockholders.

To keep Western’s statements about their interests being aligned from being misleading, we believe Western must disclose the potential hedging activities in the section where they claim to have the same interests as other Fund stockholders and must state in plain English the significance of these potential hedging activities – i.e., that Western reserves the right to act in a way that will cause its interest in the fund to vary dramatically from that of other investors.

Mr. Houghton Hallock

Indeed, we believe that if Western or its candidates establish any positions that cause their interests to vary from those of ordinary investors, these positions should be disclosed.

In addition to the specific statements discussed above that we believe are misleading, the Western proxy materials fail to describe what the Western nominees would do if elected. Nothing in the Western proxy materials provides the Fund’s stockholders with any insight with respect to the steps these nominees would take to effect any changes or what views they have regarding the Fund’s business. Given Western’s clear disagreement with the actions taken by the Board and its history of suggesting short-term actions to address fund discounts, Fund stockholders should know this information before voting in any election. In addition, we believe that Western’s proxy materials should be revised to acknowledge the inability of its nominees, by themselves, to enact any proposal Western might make because, even if elected, they would represent only a minority of the Board. As a result, Western’s nominees would not be able to enact any of Western’s proposals without broader Board support. Moreover, Western’s proxy materials should disclose whether there are any arrangements or understandings between Western and the nominees.

Western also asks stockholders to vote against the proposals to approve the new investment management and sub-advisory agreements, yet fails to identify any potential replacement manager or propose any alternative business plan that would provide for the continued management of the Fund. As stated in the Fund’s proxy statement, the Fund’s current investment management and sub-advisory agreements will terminate, as a matter of law, upon the consummation of the proposed acquisition of NB Management and Neuberger Berman, LLC, by a new company, a majority of which will be owned, directly or indirectly, by Neuberger Berman’s management team and certain key members and senior professionals of Neuberger Berman. Western fails to disclose what would occur should stockholders not approve the new investment management and sub-advisory agreements. While the Fund’s Board has approved an interim advisory agreement that would allow NB Management and Neuberger Berman, LLC to continue to manage the Fund for a period of 150 days, Western fails to disclose that should stockholders not approve the new agreements, the Fund would have to incur additional costs if it again had to seek stockholder approval prior to the expiration of the interim agreement.

Western’s proxy materials also fail to disclose that if the new investment management and sub-advisory agreements are not approved, the Board would then have to conduct a search for a suitable replacement manager, a process that would likely result in expense to the Fund. Assuming that a suitable alternative investment manager could be identified, the board would be required to seek stockholder approval of the new management agreements, which would result in even more costs to the stockholders. Even if stockholder approval was obtained, the change in investment manager would still require a period of time for the new manager to evaluate the Fund's portfolio and become accustomed to managing the Fund and running its daily investment and business activities.

*     *     *

Mr. Houghton Hallock

Thank you very much for your consideration of this letter. We of course leave it to the Staff to determine whether to request that Western refile its materials in preliminary form, to give the Staff an opportunity to determine whether Western has addressed these concerns.

Please call Art Delibert at 202-778-9042, Jennifer Gonzalez at 202-778-9286 or me at 212-476-5948 if you have any questions or if you would like copies of any of the material referred to in this letter.

Very truly yours,

Robert Conti

President, Chief Executive Officer and Director

Neuberger Berman Dividend Advantage Fund Inc.

President and Chief Executive Officer

Neuberger Berman Management LLC